

March 19, 2014

Via E-mail
Patrick M. Byrne
Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah 84121

     Re: Overstock.com, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed March 7, 2014
             File No. 000-49799

Dear Mr. Byrne:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 2—Approval of Amendment to Our Certificate of Incorporation…, page 8

Background and Reason for the Proposed Amendment, page 9

1. Please discuss in this section all material risks to stockholders that could result from the adoption of an exclusive forum provision in your Certificate of Incorporation.

2. We note your disclosure that you already have a similar forum selection provision in your corporate bylaws. Please disclose the date upon which you adopted this bylaw and whether you have experienced any difficulty enforcing such bylaw.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director

cc: Thomas Adkins, Esq.